December 5, 2024

Matthew Field
Chief Financial Officer
Joby Aviation, Inc.
333 Encinal Street
Santa Cruz, CA 95060

        Re: Joby Aviation, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-39524
Dear Matthew Field:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
General

1. Please provide a detailed legal analysis regarding whether the Company and each of
       its subsidiaries meets the definition of an    investment company
under Section
       3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any substantive determinations and/or characterizations of assets that are material to your calculations.
2.     Please provide a detailed legal analysis regarding whether the Company
(and its
       subsidiaries) meets the definition of an    investment company    under
Section
       3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC
       426 (1947) and provide legal and factual support for your analysis of each such factor.
 December 5, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing